George F. Ohsiek, Jr.                                                                                        August 7, 2006

SECURITIES AND EXCHANGE COMMISSION

Mail Stop 3-8

Washington D.C. 20549

Re:    Stereo Vision Entertainment

         Your Letter of April 20, 2006

Dear SEC:

Please be advised that the following changes were incorporated in the company’s most recent 10Q filing on May 15, 2006:

Item 8.A Controls and Procedures

1.

The disclosure regarding changes to internal controls has been revised to identify any changes which occurred during the most recent quarter, not just significant changes, that have materially affected, or are likely to materially affect, the company’s internal controls and procedures. All future filings will also reflect this change.

2.

The disclosure regarding management’s evaluation of the effectiveness of the company’s disclosure controls and procedures has been revised to state that the officers of the company concluded that the controls and procedures were effective in ensuring that the information required to be disclosed by the company is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. All future filings will also reflect this change. In addition, we confirm to you that our conclusiond regarding effectiveness would not have changed had such statements been included in the following company documents: the 10Q filed on May 15, 2006, the 10Q filed on February 14, 2006, the 10QSB/A filed on December 28, 2005. and  the 10KSB/A filed on December 29, 2005.

Certification of the Principal Executive and Principal Financial Officers

15452 Cabrito Rd., Ste. 204  *  Van Nuys, CA. 91406

Phone: 818-909-7911  Fax: 818-909-7908

3.

The certification has been revised as requested. We confirm that the previous revisions made to the wording were not intended to change or limit the meaning of the certification.

As mentioned above, these revisions were incorporated in the March 31, 2006 10Q which was filed on May 15, 2006.

Kind Regards,

John Honour

 President & CEO

15452 Cabrito Rd., Ste. 204  *  Van Nuys, CA. 91406

Phone: 818-909-7911  Fax: 818-909-7908